Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

July 29, 2024

Ms. Mindy Rotter, Esq., CPA

U.S. Securities and Exchange Commission

Division of Investment Management,

Disclosure Review and Accounting Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Monroe Capital Income Plus Corporation
Annual Report on Form 10-K
File No. 814-01301

Dear Ms. Rotter:

On behalf of Monroe Capital Income Plus Corporation (the “Registrant”), set forth below are the Registrant’s responses to the comments of the staff of the Division of Investment Management, Disclosure Review and Accounting Office (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on July 11, 2024, in connection with the SEC’s review of the Registrant’s annual report on Form 10-K filed on March 12, 2024, as required by Section 408 of Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Registrant’s responses.

1.	Comment: Please confirm in correspondence that going forward the Registrant will disclose in its financial statements how the weighted average was calculated in the significant unobservable inputs table regarding valuations techniques.

Response: The Registrant confirms that it will disclose in its financial statements how the weighted average was calculated in the significant unobservable inputs table regarding valuations techniques in its future filings.

2.	Comment: Investment companies are required to disclose if there were changes in the valuation techniques or if any additional techniques were used and reasons for those changes. Please confirm in correspondence that there were no changes required to be disclosed.

Response: The Registrant confirms that there were no material changes to valuation techniques outside of normal course of business changes in valuation approaches for certain positions, which is in line with the Registrant’s valuation policy, and that no additional valuation techniques were required to be disclosed.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Ms. Mindy Rotter, Esq., CPA July 29, 2024 Page 2

3.	Comment: Please confirm in correspondence that the Registrant’s investments remained consistent with its diversification status for regulated investment company (“RIC”) and tax purposes.

Response: The Registrant confirms that its investments have remained consistent with its diversification status as a RIC and for tax purposes.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani Hildebrandt
Stephani M. Hildebrandt

cc:	Theodore M. Koenig / Monroe Capital Income Plus Corporation
Lewis W. Solimene / Monroe Capital Income Plus Corporation